Arf 3/18/2002

02021443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-15561

SEC MAIL RECEIVED MAR 0 1 2002 WASH. D.C. 334 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III — 412 / 288-7712 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP, Certified Public Accountants
(Name — *if individual, state last, first, middle name)*

One Oxford Centre	Pittsburgh	PA	15219
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02 SS

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, ~~19~~X 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Treasurer
Title

Notary Public

Notarial Seal
Susan B. Hill, Notary Public
Pittsburgh, Allegheny County
My Commission Expires June 10, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEDERATED SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2001
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	4,822
Receivable from affiliates, net		4,684
Accounts receivable		4,937
Accrued revenues		102
Prepaid expenses		332
Goodwill, net of accumulated amortization of $1,510		1,832
Deferred taxes		25
Property and equipment, net		233
Other assets		525
Total assets	$	17,492
Liabilities:		
Accounts payable	$	3,411
Accrued expenses		537
Income taxes payable		111
Total liabilities		4,059
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Accumulated deficit		(656)
Total shareholder's equity		13,433
Total liabilities and shareholder's equity	$	17,492

(The accompanying notes are an integral part of these financial statements)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

Revenue:		
Service fees, net	$	13,925
Commission income		3,079
Interest and dividends		202
Other income		9
Total revenue		17,215
Operating Expenses:		
Advertising and promotional		35,306
Compensation and related		34,611
Travel and related		9,351
Systems and communication		6,129
Professional service fees		2,471
Office and occupancy		1,704
Amortization of intangible assets		147
Expense reimbursement, net of charge, from affiliated companies		(75,187)
Other		1,886
Total operating expenses		16,418
Income before income taxes		797
Income tax provision		511
Net income	$	286

(The accompanying notes are an integral part of these financial statements)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2001	$ 17	$ 14,072	$ (942)	$ 13,147
Net income	0	0	286	286
Balance at December 31, 2001	$ 17	$ 14,072	$ (656)	$ 13,433

(The accompanying notes are an integral part of these financial statements)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

(dollars in thousands)

Operating Activities:		
Net income	$	286
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Amortization of intangible assets		147
Depreciation		129
Loss on disposal of assets		2
Provision for deferred income taxes		84
Changes in assets and liabilities:		
Increase in receivable from affiliates		(4,859)
Decrease in receivables		4,071
Increase in prepaid expenses and other assets		(211)
Decrease in accrued revenues		63
Increase in payables and accrued expenses		204
Increase in income taxes payable		111
Net cash provided by operating activities		27
Investing Activities:		
Additions to property and equipment		(27)
Net cash used by investing activities		(27)
Net increase in cash and cash equivalents		0
Cash and cash equivalents, beginning of period		4,822
Cash and cash equivalents, end of period	$	4,822

(The accompanying notes are an integral part of these financial statements)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

Balance at January 1, 2001	$	0
Additions and/or reductions		0
Balance at December 31, 2001	$	0

(The accompanying notes are an integral part of these financial statements)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly-owned subsidiary of Federated Investors, Inc. The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and/or administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the securitization of future revenue streams of Class B shares of Federated mutual funds.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds which are managed by another affiliate of Federated Investors, Inc..

(d) Property and Equipment

Property and equipment are depreciated over their estimated useful lives ranging from three to ten years using the straight-line method. All additions are recorded at cost. Leasehold improvements are depreciated using the straight-line method over their estimated useful lives or their respective lease terms, whichever is shorter.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." One of the primary objectives of this statement was to establish a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company adopted Statement 144 on January 1, 2002, and does not expect this statement to have a material impact on its financial condition or results of operations. The Company continuously evaluates the remaining useful lives and carrying values of long-lived assets to determine whether a change in useful life or impairment in value may have occurred. The adoption of this statement will not result in a change to this practice.

(e) Goodwill

Through December 31, 2001, goodwill was amortized on a straight-line basis over 25 years. The Company continuously evaluated the remaining useful lives and carrying values of the goodwill to determine whether events and circumstances indicated that a change in useful life or impairment in value may have occurred. If there had been an indication of a change in useful life or an impairment in value, the Company compared the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment had occurred. If the carrying value of the asset exceeded the undiscounted cash flows, the asset would have been written down to its fair value, determined using discounted cash flows.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" which states that goodwill and other intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The Company adopted this standard on January 1, 2002, in accordance with its effective date for calendar year companies. As a result of adopting this standard, the Company did not recognize a transition adjustment but anticipates that annual amortization expense for 2002 as compared to 2001 will decrease by approximately $147,000.

(f) Revenue Recognition

Revenue is recognized during the period in which services are performed. Service fees are shown net of third-party distribution and service costs.

(g) Reporting on Advertising

The Company expenses the cost of all advertising as incurred.

(h) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated Investors, Inc. The Company is subject to a consolidated tax sharing policy and computes its federal income tax provision on a separate company basis, except that tax benefits of losses and any tax carry-forward benefit are recorded by the subsidiary incurring such losses, to the extent they can be used to reduce consolidated tax expense. The Company files and computes state taxes on a separate company basis in compliance with the respective state tax law.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001:

	(in thousands)
Office furniture and equipment	$ 741
Computer equipment	353
Leasehold improvements	275
	1,369
Accumulated depreciation	(1,136)
Property and equipment, net	$ 233

Depreciation expense was approximately $129,000 for the year ended December 31, 2001.

(3) TRANSACTIONS WITH RELATED PARTIES

Federated Investors, Inc. and/or its subsidiaries allocate certain operating expenses, including compensation and related benefits, occupancy and other support services to the Company. Expense allocated to the Company amounted to $3,115,000 for the year ended December 31, 2001.

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $78,302,000 were accrued and recorded as expense reimbursements from affiliated companies in the Statement of Income. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions, are not reflected in the Company's financial statements and have been recognized by other affiliated entities (see Note (4)).

The "Receivable from affiliates, net," represents the amount of operating expenses paid by another affiliate of Federated Investors, Inc. on behalf of the Company, offset by the amount of fees collected by this affiliate on behalf of the Company and by "Expense reimbursement, net of charge, from affiliated companies" for certain other operating expenses incurred by the Company on behalf of these affiliates. "Receivable from affiliates, net" is not settled in cash.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by another affiliate of Federated Investors, Inc..

(4) SECURITIZATION OF B-SHARE FUTURE REVENUE STREAMS

Federated Investors, Inc. sells to independent third parties the rights to future 12b-1 fees, shareholder service fees, and contingent deferred sales charge ("CDSC") cash flow streams associated with the B shares of various mutual funds managed by Federated Investors, Inc.

Pursuant to these sales agreements, the Company acts as the distributor and principal shareholder servicer. The Company also acts as the program servicer agent and received $632,000 in 2001 for this service. This amount is included in "Service fees, net" in the Statement of Income.

The Company assigns the 12b-1, CDSC and shareholder service fees associated with the B shares of various mutual funds managed by Federated Investors, Inc. to affiliated parties. Accordingly, the affiliated companies advance all sales commissions and record certain 12b-1, CDSC and shareholder service fee cash flows. Commissions advanced on behalf of the Company in 2001 were $65,880,000. The deferred sales commission asset recorded in the financial statements of an affiliated company is approximately $53,939,000, net of accumulated amortization of $28,628,000, at December 31, 2001. Additionally, amortization of deferred sales commissions of $37,723,000 was recorded in 2001 in the financial statements

of an affiliated company. At December 31, 2001, 12b-1 and shareholder service fee related receivables owed to the Company which are passed through to the independent third parties in accordance with the terms of the agreements amounted to $3,685,000.

In 2001, the affiliated companies recognized approximately $48,070,000 and $16,476,000 of 12b-1 revenue and shareholder service fee revenue, respectively, and $29,485,000 of CDSC cash flows.

On December 31, 2001, Federated Investors, Inc. sold its retained interest in any residual cash flows under its first B-share program which expired in September 2000, and the affiliated parties recognized a gain of $9,017,000. As a result, the affiliated companies recognized sale treatment accounting for B-share 12b-1 fees and CDSC's under this program. Additionally, beginning on January 1, 2002, the affiliates no longer recognize revenue and expense items for the sold 12b-1 fees and CDSC's and will no longer record the related asset and liability balances. The affiliates continue to account for the prior sale of rights to future shareholder service fees as financings and, accordingly, the assignment of these shareholder service fees to the affiliated parties will continue.

(5) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 15% of their annual compensation, subject to Internal Revenue Code limitations. Federated Investors, Inc. makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferred contributions. Contributions for the plan charged to the Company by Federated Investors, Inc. were $745,000 for the year ended December 31, 2001. Beginning on January 1, 2002, among other revisions to the 401(k) plan, non-highly compensated employees will be able to contribute as much as 25% of their annual compensation to the 401(k) plan and the employees' vesting schedule will accelerate. Upon completion of two years of service, 20% of the employer's contribution included in a participant's account will vest and 20% will vest each year of the subsequent four years of service.

(6) INCOME TAXES

Income tax expense for the year ended December 31, 2001, consists of the following:

(in thousands)	Current Expense	Deferred Provision	Total
Federal	$148	$84	$232
State	279	-	279
Total	$427	$84	$511

The temporary difference creating the deferred tax asset of $25,000 at December 31, 2001, is primarily attributable to an accrual for deferred expenses.

The Company's effective tax rate for the year ended December 31, 2001, was 64.1%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due primarily to recurring state income taxes (10.1%), non-recurring state income taxes (12.6%) and the amortization of goodwill (6.4%).

(7) REGULATORY REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $2,013,000, which was $1,742,000 in excess of its required capital of $271,000.

(8) MAJOR CUSTOMERS

The Company derived substantially all of its revenue from Federated Investors, Inc.-sponsored funds. One Federated Investors, Inc.-sponsored fund contributed 35% of the Company's revenues for the year ending December 31, 2001.

(9) PLEDGED SHARES

At December 31, 2001, the outstanding shares of the Company's capital stock had been pledged as collateral for certain borrowings incurred by Federated Investors, Inc. As of January 22, 2002, however, the Company's capital stock is no longer pledged as collateral for the aforementioned borrowings incurred by Federated Investors, Inc.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

FEDERATED SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2001

(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	13,433
Deductions and/or charges:				
Nonallowable assets	$	11,128		
Other deductions		196		
Haircut on securities owned		96		11,420
Net capital			$	2,013
Aggregate indebtedness			$	4,059
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)			$	271
Excess net capital			$	1,742
Ratio of aggregate indebtedness to net capital				2.02 to 1

Note: The above computation does not differ materially from the computation included in the Company's corresponding unaudited Form X-17A-5-Part IIA filing.

ERNST & YOUNG LLP

One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: 412 644 7800

Report of Independent Auditors

Board of Directors
Federated Securities Corp.

We have audited the accompanying balance sheet of Federated Securities Corp. (the Company) as of December 31, 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 31, 2002

ERNST & YOUNG

■ Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

■ Phone: (412) 644-7800
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors of
Federated Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Federated Securities Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 31, 2002